UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Beam Inc.

(Name of Issuer)

Common Stock, par value $3.125 per share

(Title of Class of Securities)

073730103

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

With a Copy to:

Stephen Fraidin, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	073730103	SCHEDULE 13D	Page 2

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 20,818,545
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,818,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,818,545
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	This calculation is based on 159,112,849 shares of Common Stock, par value $3.125 per share (“Common Stock”), of Beam, Inc. (the “Issuer”) outstanding as of October 31, 2012 as reported in its quarterly report on Form 10-Q, filed on November 8, 2012, for the quarter ended September 30, 2012 (the “11/8/12 10-Q”).

CUSIP NO.	073730103	13D	Page 3

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 20,818,545
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,818,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,818,545
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.1%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(2)	This calculation is based on 159,112,849 Common Stock outstanding as of October 31, 2012 as reported in the 11/8/12 10-Q.

CUSIP NO.	073730103	13D	Page 4

1	NAME OF REPORTING PERSON Pershing Square GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,349,541
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,349,541
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,349,541
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.6%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(3)	This calculation is based on 159,112,849 Common Stock outstanding as of October 31, 2012 as reported in the 11/8/12 10-Q.

CUSIP NO.	073730103	13D	Page 5

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 20,818,545
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,818,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,818,545
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(4)	This calculation is based on 159,112,849 Common Stock outstanding as of October 31, 2012 as reported in the 11/8/12 10-Q.

CUSIP NO.	073730103	13D	Page 6

CUSIP NO.	073730103	SCHEDULE 13D	Page 7

ITEM 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed on October 8, 2010 (the “Original 13D”), as amended and supplemented by amendment No. 1 (“Amendment No. 1”), filed on August 10, 2011 (the Original 13D as amended and supplemented by Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), and (iv) William A. Ackman, a citizen of the United States of America (together with Pershing Square, PS Management and Pershing Square GP, the “Reporting Persons”), relating to the Common Stock, par value $3.125 per share (the “Common Stock”), of Beam, Inc., a Delaware corporation (the “Issuer”), the successor to Fortune Brands, Inc. (“Fortune Brands”). On or about October 4, 2011, the Issuer changed its name and CUSIP number pursuant to a merger between Beam Inc., a wholly owned subsidiary of Fortune Brands, which merged with and into Fortune Brands, with the Issuer continuing as the surviving corporation in the merger. The principal executive offices of the Issuer are located at: 510 Lake Cook Road, Deerfield, Illinois 60015. Capitalized terms used herein but not defined herein shall have the meaning set forth in the Schedule 13D.

In connection with the formation and capitalization of Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH”), a new fund advised by Pershing Square, the transactions set forth on Exhibit 99.1, which is incorporated by reference herein, were consummated.

As of December 31, 2012, the Reporting Persons beneficially owned an aggregate of 20,818,545 shares of Common Stock, representing approximately 13.1% of the outstanding shares of Common Stock of the Issuer. The Reporting Persons disposed of the Swaps on or about May 22, 2012.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

References to the “Pershing Square Funds” in this Schedule 13D shall hereinafter also include reference to PSH.

In connection with the formation and capitalization of PSH, the transactions set forth on Exhibit 99.1, which is incorporated into this Item 3 by reference as if restated in full, were consummated.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Schedule 13D are hereby amended and supplemented by adding the following information:

(a), (b)

Based upon the Issuer’s quarterly report on Form 10-Q, filed on November 8, 2012, for the quarterly period ended September 30, 2012, there were 159,112,849 shares of the Common Stock outstanding as of October 31, 2012.

Based on the foregoing, the 20,818,545 shares of the Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 13.1% of the shares of the Common Stock issued and outstanding.

Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or

CUSIP NO.	073730103	SCHEDULE 13D	Page 8

direct the disposition of) the Subject Shares. As the general partner of PS and PS II, Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 7,200,734 shares of the Common Stock held for the account of PS and the 148,807 shares of Common Stock held for the account of PS II. By virtue of William A. Ackman’s position as the Chief Executive Officer of Pershing Square and managing member of each of PS Management and Pershing Square GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(c)

Exhibit 99.1, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock that were effected in the past sixty (60) days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.1 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Trading data.

CUSIP NO.	073730103	SCHEDULE 13D	Page 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2013

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Trading Data.